

October 29, 2010

By Facsimile and U.S. Mail

Mitchell Raab
Seneca Capital Investments, LP
590 Madison Avenue, 28th Floor
New York, NY 10022

> **Re:** **Dynegy Inc.**
> **Schedule 14A filed by Seneca Capital International Master Fund, L.P. et al.**
> **Filed October 21, 2010**
> **File No. 1-33443**

Dear Mr. Raab:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Reasons to defeat the proposed merger, page 4

1. Please revise or provide us with supplemental support for the following statements related to the issuer's financial performance:
   - "We believe the Merger consideration values Dynegy's assets at less than one-third of their replacement cost, which we believe reflects electricity prices at an unsustainably low point in the cycle;"
   - "Additionally, the Merger consideration represents an approximately 42% discount to the split-adjusted closing price of the Shares on March 12…;"
   - "This is a substantial underperformance in comparison to Dynegy's merchant power peer group identified in Dynegy's October 5, 2010 investor presentation—Calpine, Mirant, NRG Energy and RRI Energy—which experienced only an approximately

> 4% decline from March 12, 2010 through October 20, 2010, on a market
> capitalization weight-averaged basis;"

- "We also note that Dynegy's Share price declined approximately 64% between March 12, 2010 and August 12, 2010... as compared to an approximately 3% decline for its peer group over the same period on a market capitalization weighted average basis;" and

- "Furthermore, we believe that a substantial majority of the approximately $1.1 billion in cumulative cash flow identified in Dynegy's Proxy Statement is attributable to non-recurring environmental expenditures as well as the repayment of lease-related third-party debt and certain debt maturities."

Where the support for your calculations appears in other documents or reports please provide us with the highlighted portions of the documents, so that we may assess the context of the information on which you rely. Please mark the supporting documents to identify the specific information relied upon, including financial statement line items and mathematical calculations.

2. We note that you reserve the right to implement plans or proposals with respect to Dynegy as a means of enhancing stockholder value. Please describe any specific plans you may have or state that you have no specific plans.

<u>Solicitation of Proxies, page 10</u>

3. We note that if you are successful, you intend to seek reimbursement from Dynegy for your expenses. Please state whether the question of such reimbursement will be submitted to a vote of security holders.

4. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in-person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions